Exhibit 21.1

RYDE GROUP LTD

LIST OF SIGNIFICANT SUBSIDIARIES

Legal Name	Jurisdiction	Percent Owned

Ryde Group (BVI) Ltd	British Virgin Islands	100%
Ryde Technologies Pte. Ltd.	Singapore	99.26%
Meili Technologies Pte. Ltd.	Singapore	99.26%
Meili Technologies Malaysia Sdn. Bhd.	Malaysia	99.26%